EXHIBIT 99.1

Standard Lithium and Equinor Finalize $225 Million Grant from the U.S. Department of Energy for the South West Arkansas Project

LEWISVILLE, Ark., Jan. 16, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium”) (TSXV:SLI) (NYSE:A:SLI), a leading near-commercial lithium developer, and Equinor, a global energy leader, today announced that its jointly-owned U.S. subsidiary, SWA Lithium LLC, has closed the US$225 million grant from the U.S. Department of Energy’s (“DOE”) Office of Manufacturing & Energy Supply Chains. The grant will support construction of Phase 1 of the South West Arkansas (“SWA”) project.

“Closing of the DOE grant is a testament to the caliber of the South West Arkansas project,” said David Park, CEO and Director of Standard Lithium. “SWA is one of the highest-grade lithium brine projects in North America, and through the use of DLE technology, a near-term, sustainable opportunity to help secure America’s domestic lithium supply chain.”

“The U.S. Department of Energy’s support demonstrates the project’s maturity and strengthens its financial robustness as we work towards a final investment decision. We look forward to working with Standard Lithium and alongside the local community to enhance the US lithium supply chain by deploying innovative technology,” says Hege Skryseth, Executive Vice President for Technology, Digital & Innovation in Equinor.

The SWA project is expected to be one of the world’s first commercial-scale Direct Lithium Extraction (“DLE”) facilities. The project, located in Lafayette and Columbia Counties, Arkansas, is expected to produce 45,000 tonnes per annum of lithium carbonate, developed in two phases of 22,500 tonnes each. It is being developed in partnership with global energy leader Equinor, with ownership shared at 55% by Standard Lithium and 45% by Equinor.

A Definitive Feasibility Study and Front-End Engineering Design for the Project are currently underway. The partnership is targeting a Final Investment Decision (“FID”) by the end of 2025 with Phase 1 production commencing as soon as 2028.

As part of receiving the grant, the Project is subject to the National Environmental Policy Act (“NEPA”) and will require completion of an Environmental Assessment (“EA”). The Company expects to complete the EA this year, prior to reaching FID. More information, including the opportunity for public comment and review, will be shared as the process progresses beginning in 2025.

David Park stated, “We’re committed to ensuring this project is a win for the Lewisville and southwest Arkansas communities. For us that means adding approximately 100 direct, long-term jobs and 300 construction jobs, with a commitment to hire at least 40% of the operations workforce locally.”

Additionally, this Project will further benefit the local community through infrastructure improvements, healthcare initiatives, educational partnerships, and workforce development programs.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Our partnership with Standard Lithium to mature DLE projects builds on our broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for mineral projects, and Vice President Resource Development for Standard Lithium, has reviewed and approved the relevant scientific and technical information in this news release.

Media Contacts:

Chris Lang
Standard Lithium Ltd.
investors@standardithium.com

Ola Morten Aanestad
Equinor
oaan@equinor.com

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